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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC ... MAR 05 2021

MAR 05 2021

Washington, DC

SEC Mail Processing

Washington, DC

SEC FILE NUMBER
8-43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2020** AND ENDING **December 31, 2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.J. Hart & Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 210

(No. and Street)

St. Louis   **Missouri**   **63017**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Hart   (636) 537-9939

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, Huber & Helm, LLP

(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 500   **St. Louis**   **Missouri**   **63101**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Larry J. Hart__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __L.J. Hart & Company__ , as of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

THOMAS J. PISARKIEWICZ
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 29, 2021
Commission Number: 13779273

_____
Notary Public

_____
Signature

Chairman / C.E.O.
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

L.J. Hart & Company

Reports of Independent Registered Public Accounting Firm and
Financial Statements
December 31, 2020
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

SEC Mail Processing

MAR 05 2021

Washington, DC



L.J. Hart & Company
December 31, 2020

Contents



Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2020, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.J. Hart & Company's management. Our responsibility is to express an opinion on L.J. Hart & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to L.J. Hart & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 1

Auditors' Report on Supplemental Information

The Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of L.J. Hart & Company's financial statements. The supplemental information is the responsibility of L.J. Hart & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as L.J. Hart & Company's auditor since 2014.

Saint Louis, Missouri

February 22, 2021

L.J. Hart & Company
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	3,050,345
Restricted cash		25,000
Accounts receivable		1,096,196
Securities owned, at market value		2,153,847
Property and equipment, net of accumulated depreciation of $209,174		124,330
Operating lease right-of-use assets		554,600
Other assets		63,539
Total assets	**$**	**7,067,857**

Liabilities and Stockholders' Equity
Liabilities

Accounts payable and accrued expenses	$	105,820
Operating lease obligations		562,661
Total liabilities		**668,481**

Stockholders' Equity

Common stock; $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares		83,000
Additional paid-in capital		417,000
Retained earnings		5,899,376
Total stockholders' equity		**6,399,376**
Total liabilities and stockholders' equity	**$**	**7,067,857**

See Notes to Financial Statements

L.J. Hart & Company
Statement of Income
Year Ended December 31, 2020

Revenues and Security Activities

Underwriting and commissions	$	7,132,232
Interest and dividends		71,248
Net loss on securities		(81,987)
Other revenue		5,446
Total revenues and security activities		**7,126,939**

Expenses

Employee compensation and benefits	1,696,470
Underwriting	355,683
Communication and data processing	27,861
Occupancy	128,377
Depreciation	6,162
Professional services	64,750
Other operating expenses	380,308
Total expenses	**2,659,611**
Net Income	$ **4,467,328**

L.J. Hart & Company
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2020

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2020	100,000	$ 83,000	$ 417,000	$ 5,144,048	$ 5,644,048
Distributions	-	-	-	(3,712,000)	(3,712,000)
Net income	-	-	-	4,467,328	4,467,328
Balance December 31, 2020	100,000	$ 83,000	$ 417,000	$ 5,899,376	$ 6,399,376

L.J. Hart & Company
Statement of Cash Flows
Year Ended December 31, 2020

Operating Activities

Net income	$	4,467,328
Items not requiring cash		
Depreciation		6,162
Loss on sale of investments		46,030
Unrealized loss on investments		35,957
Loss on disposal of fixed assets		113
Accretion expense on lease obligations		(465)
Changes in:		
Accounts receivable		(492,633)
Accounts payable and accrued expenses		10,639
Other assets		59,583
Net cash provided by operating activities		**4,132,714**

Investing Activities

Proceeds from sale of investments		3,488,490
Purchases of investments		(2,665,552)
Purchases of property and equipment		(15,823)
Net cash provided by investing activities		**807,115**

Financing Activity

Distributions paid		(3,712,000)
Net cash used in financing activity		**(3,712,000)**

Increase in Cash, Cash Equivalents and Restricted Cash		**1,227,829**
Cash, Cash Equivalents and Restricted Cash, Beginning of Year		1,847,516
Cash, Cash Equivalents and Restricted Cash, End of Year	$	3,075,345

Reconciliation of cash, cash equivalents and restricted cash		
Cash and cash equivalents	$	3,050,345
Restricted cash		25,000
Total Cash, Cash Equivalents and Restricted Cash	$	3,075,345

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the *Securities and Exchange Act of 1934.*

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All reference to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Revenue Recognition

The Company mainly underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting revenues also include fees earned from providing financial advisory services, which are recorded when the services to be performed are complete.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair values of financial instruments.

L.J. Hart & Company
Notes to Financial Statements
December 31, 2020

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2020, cash equivalents consisted primarily of cash and money market accounts with banks and brokers.

At December 31, 2020, the Company's cash accounts exceed federally insured limits by $2,583,217. In addition, securities owned by the Company exceeded SIPC insured limits by $2,558,772.

Restricted Cash

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer and is included in *Restricted cash* on the Statement of Financial Condition.

Accounts Receivable

Receivables from customers include amounts owed on securities transactions. An allowance for doubtful accounts is based on an analysis of expected collection rates determined from experience. No allowance for doubtful accounts was considered necessary as of December 31, 2020.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the second business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at fair value. Any changes in fair value are recognized in the statement of income.

Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Office equipment	5-10 years
Furniture and fixtures	10 years
Leasehold improvements	40 years

Leases

Lease arrangements entered into by the Company are classified as either a finance or operating lease on an individual basis. Interest and amortization expense are recognized for finance leases while only a single lease expense is recognized for operating leases, on a straight-line basis. On the lease commencement date, the Company records a right-of-use asset and a lease liability for all leases other than those that have a term of 12 months of less, taking into consideration all relevant quantitative and qualitative factors. The lease liability is equal to the present value of the remaining lease payments, discounted using the rate implicit in the lease or the Company's incremental borrowing rate. The right-of-use asset is stated at the initial measurement of the lease liability with adjustments for any initial direct costs incurred or incentives received.

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes. The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income. Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 2017. As of and for the year ended December 31, 2020, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Note 2: Securities Owned, at Market Value

The securities owned by the Company at December 31, 2020, and reported at market value are as follows:

Type	Maturities	Cost Basis	Unrealized Gain (Loss)	Market Value
Equity Securities	N/A	585,825	(134,125)	451,700
Municipal Securities	Less than 1 year	303,743	(2,443)	301,300
Municipal Securities	1 - 5 years	694,987	(7,633)	687,354
Municipal Securities	5-10 years	560,000	3,359	563,359
Municipal Securities	Greater than 10 Years	150,000	134	150,134
		$ 2,294,555	$ (140,708)	$ 2,153,847

Note 3: Property and Equipment

Property and equipment consists of the following at December 31, 2020:

Furniture and fixtures	$ 137,936
Office equipment	59,549
Leasehold improvements	136,019
	333,504
Less accumulated depreciation	(209,174)
Net property and equipment	**$ 124,330**

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $5,456,300 which exceeded the minimum required amount by $5,356,300. The Company's ratio of aggregate indebtedness to net capital was .021 to 1.

Note 5: Retirement Savings Plan

The Company offers employees a safe harbor 401(k) retirement plan. The Plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100 percent Company match up to three percent of gross wages. Company contributions charged to expense were $43,445 for 2020.

L.J. Hart & Company
Notes to Financial Statements
December 31, 2020

Note 6: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 7: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

Note 8: Operating Leases

The Company has one operating lease agreement for office space that expires in June 2024 and is subject to escalation clauses covering real estate taxes and operating expenses. The Company also has four separate operating leases for office equipment that expire at various times through August 2024. Each of the lease arrangements have an option to extend or terminate the lease at the end of the term. The amount of the lease liability and corresponding right-of-use assets are recorded on the Statement of Financial Condition at the present value of the remaining lease payments discounted using the Company's incremental borrowing rate (prime rate + 1.00%) at the time of lease inception.

The future minimum lease liabilities for the years ending December 31 are as follows:

Year	Operating Leases
2021	138,671
2022	149,208
2023	160,257
2024	96,285
2025	18,240
Total	**562,661**

Note 9: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts payables and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Securities Owned, at Market Value

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2020.

Level 1	Instruments consist of publicly traded common stocks. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.
Level 2	Instruments consist of local government and school district bonds. These securities are valued using evaluated pricing, which incorporates modeling techniques, information from extensive market sources, observed transaction data, credit quality information, perceived market movements, news, and other relevant information.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Securities	$ 1,702,147	$ -	$ 1,702,147	$ -
Equity Securities	$ 451,700	$ 451,700	$ -	$ -

Note 10: Subsequent Events

Subsequent events have been evaluated through February 22, 2021, which is the date the financial statements were issued. No events or transactions were identified requiring further recognition or disclosure.

Supplementary Information

L.J. Hart & Company

Schedule 1
Computation of Net Capital Under Rule 15c3·1 of the Securities
and Exchange Commission
December 31, 2020

Total Stockholders' Equity	$	6,399,376
Non-Allowable Assets		
Restrticted cash		25,000
Property and equipment, net		124,330
Operating lease right-of-use assets		554,600
Other assets		63,539
Total non-allowable assets		767,469
Net Capital Before Haircuts on Security Positions		5,631,907
Haircuts on Securities		
Equity securities		67,755
Debt securities		107,852
Total haircuts on securities		175,607
Net Capital	$	5,456,300
Aggregate Indebtedness	$	113,881
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	7,592
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater above)	$	100,000
Excess net capital	$	5,356,300
Ratio of Aggregate Indebtedness to Net Capital		0.021

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company
Schedule 2
Exemption Report
December 31, 2020

L.J. Hart & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company does not typically receive customer funds and securities, but would promptly transmit those to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

L.J. Hart & Company

I, Larry J. Hart, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

_____
Signature

_____
Chairman / CEO
Title

February 22, 2021

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